

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2021

Ruben Igielko-Herrlich
President
Streamline USA, Inc.
14 Wall Street
New York, NY 10005

>   **Re: Streamline USA, Inc.**
>   **Amendment No. 2 to**
>   **Offering Statement on Form 1-A**
>   **Filed November 12, 2021**
>   **File No. 024-11628**

Dear Mr. Igielko-Herrlich:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A

General

1.   We note your response to comment 2. Please include your audit report and financial statements before the signature page to the offering circular.

Dilution Protection to Shareholders, page 7

2.   We note your response to comment 6. We remain concerned that the purported rights you describe here are unclear, ambiguous and not set forth in your organizational document. Please either remove this language or clarify it to explain clearly what the rights are, who would benefit from them and how they would operate. If you do not remove the rights

language and retain it, please tell us what exemption or exemptions under the federal securities laws you would rely on to issue any additional securities. Please note we may have additional comments based on your response.

 Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services